Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No:  1-33200

The following earnings presentation was made to AerCap Holdings N.V. (“AerCap”) shareholders and relates to the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap, Genesis Lease Limited (“Genesis”) and AerCap International Bermuda Limited.

IMPORTANT INFORMATION ABOUT THIS TRANSACTION

The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration.  In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the definitive proxy statement/prospectus to its shareholders. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ Investor Relations at +1-212-896-1249.

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

November 6, 2009 Third Quarter 2009 Earnings Call AerCap Holdings N.V.

Disclaimer Incl. Forward Looking Statements & Safe Harbor This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will," “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this document is the property of AerCap Holdings N.V. and its subsidiaries and may not be copied or communicated to a third party, or used for any purpose other than that for which it is supplied without the express written consent of AerCap Holdings N.V. and its subsidiaries. No warranty or representation is given concerning such information, which must not be taken as establishing any contractual or other commitment binding upon AerCap Holdings N.V. or any of its subsidiaries or associated companies.

Third Quarter 2009 Financial Highlights Net income was $39.2 million for third quarter 2009, exclusive of non-cash charges relating to mark-to-market of interest rate caps and share-based compensation Earnings per share for third quarter 2009 were $0.46 on the same basis Basic rents in third quarter 2009 increased 7% from third quarter 2008, while interest expense excluding the mark-to-market of interest rate caps declined by 30% Net spread, the difference between basic rents and the adjusted interest expense, was $114.6 million in third quarter 2009, an increase of 23% Total assets were $6.4 billion as of September 30, 2009, up 22% from September 30, 2008 Aviation assets purchased and delivered in the first nine months of 2009 were $1.1 billion

Genesis Transaction Update Two of three regulatory approvals obtained (Germany and US received, awaiting Turkey) Initial comments received from SEC this week Transitional activities underway Closing most likely early 2010 (based on timing of SEC initial comments)

 Aircraft and Engine Transactions During Third Quarter 2009 11 new aircraft lease agreements & letters-of-intent executed 8 aircraft and 14 engines delivered to lessees 6 aircraft and 3 engines purchased 3 aircraft and 3 engines sold from our owned and managed portfolios

6 Forward Order Aircraft As of December 31, 2007 Delivered 2 Lease Agreements 25 Sold 7 Available 57 Options 5 LOI 4 Options (1) 5 Available 20 Sold 9 Lease Agreements 51 Delivered 15 As of December 31, 2008 4 Additional Purchases (2) Sold 9 Lease Agreements 42 Delivered 33 As of October 15, 2009 (1) Options have expired in 1Q 2009 (2) 4 additional A320s delivering 2H 2013 were purchased in connection with the placement of 4 aircraft in 2010 with Spirit Airline (with Airbus support) Aircraft Orders Fully Placed other than 4 New Additions Delivering in 2013 LOI 13

 Net Income 3.0 8.2 Mark-to-market on interest rate caps 39.2** 0.7 35.5** 3Q 2009 3Q 2008 61.2* Net Income excluding above charges 1.7 Share-based compensation 51.3* Total Net Income ($ Million) * 3Q 2008 includes ~$30.6 million maintenance rents and end-of-lease compensation (net of tax) ** 3Q 2009 includes ~$10.0 million maintenance rents and end-of-lease compensation (net of tax)

 Net Income Analysis (12.9) 0.0 12.9 Maintenance Revenue – Change in Est. (15.8) 35.5 51.3 Net Income (2.3) (0.3) 2.0 All Other (Incl. Taxes and Minority Interest) (4.6) 9.0 13.6 Gain from Sales (4.2) (4.3) (0.1) Impact from 2008 Defaults – Leasing Exp. (8.3) 0.0 8.3 Impact from 2008 Defaults – Maint. Rev. 16.5 31.1 14.6 Subtotal 5.6 (27.8) (33.4) SG&A (10.4) (55.7) (45.3) Depreciation 21.3 114.6 93.3 Net Spread Variance 3Q 2009 3Q 2008 ($ million)

 Earnings Per Share $0.46** $0.72* Earnings Per Share excluding above charges 85.0 0.12 $0.60* 3Q 2008 85.0 Average Shares Outstanding (Million) 0.04 Adjusted for: mark-to-market on interest rate caps and share based compensation $0.42** Earnings Per Share 3Q 2009 * 3Q 2008 includes ~$0.36 per share maintenance rents and end-of-lease compensation (net of tax) ** 3Q 2009 includes ~$0.12 per share maintenance rents and end-of-lease compensation (net of tax)

 Total Revenue 5.3 8.0 Management Fees and Interest Income 212.5 301.9 Total Revenue 4.4 3.6 Other Revenue 49.0 122.4 Sales Revenue 142.4 11.4* 132.9 35.0 Basic Lease Rents Maintenance/End-of-Lease Revenue 3Q 2009 3Q 2008 ($ Million) Basic rents up 7% over third quarter 2008 * Decrease in maintenance rents largely due to $21.2 million of non-recurring amounts which occurred in 3Q 2008 and were the result of a change-in-estimate (cumulative catch-up) plus airline defaults

Net Spread (Margin) – Third Quarter ($ Million) 23% 23% (30%) 7% % Change 114.6 93.3 Net Spread (Margin) 4,596 3,731 Average Lease Assets 10% 10% Annualized Margin (% Lease Assets) (27.8) (39.6) Less: Interest Expense* 142.4 132.9 Basic Lease Rents 3Q 2009 3Q 2008 * Excludes non-cash charges relating to the mark-to-market of interest rate caps

Net Spread (Margin) – First Nine Months of 2009 ($ Million) 25% 25% (25%) 10% % Change 339.7 271.8 Net Spread (Margin) 4,368 3,490 Average Lease Assets 10% 10% Annualized Margin (% Lease Assets) (85.5) (114.2) Less: Interest Expense* 425.2 386.0 Basic Lease Rents YTD 2009 YTD 2008 * Excludes non-cash charges relating to the mark-to-market of interest rate caps

Sales 3Q 2009 5.2 13.2 30.6 49.0 9.0 3Q 2008 96.8 6.0 19.6 122.4 13.6 ($ Million) Aircraft Sales Engine Sales Part Sales Total Sales Total Gain from Sales (pre-tax)

Leasing Expenses and SG&A ($ Million) (17%) 27.8 33.4 SG&A (1%) Unfavorable 96% (23%) % Change 1.9 0.0 Other Expenses ** 43.6 43.1 Total Leasing Expenses and SG&A 10.6 5.4 Leasing expenses * 3.3 4.3 Operating lease in costs 3Q 2009 3Q 2008 * Details on following page ** Accrual of expenses relating to the merger with Genesis

Leasing Expenses ($ Million) 10.6 1.5 1.6 3.2 4.3* 3Q 2009 5.4 1.7 (0.8)** 4.4 0.1 3Q 2008 Lessor Maintenance Contributions AeroTurbine & Other Leasing Costs Total Leasing Expenses Normal Transition Costs Default Related Costs * Costs relate to airline defaults which occurred during 2008 (Gemini, InterExpress, Zoom) ** Negative lessor contribution due to reversal of earlier accrual

Impact from Defaults & Restructuring ($ Millions) Leasing Expenses Total Maintenance Rents Lost Basic Lease Rents (Net of Security Deposits) Accounting Specifics - Security deposits are applied against past-due rents, reducing impact from lost rents - Maintenance rents held are recorded as revenue upon lease termination - Costs are expensed as incurred Provision for Doubtful Accounts Receivable 12.2 (15.5) (18.7) (14.3) 2008 Total (1.1) (5.2) (4.3) 0.0 (0.9) 3Q 2009 0.0 (19.7) (15.6) 0.0 (4.1) YTD 2009 0.0

Tax Rate 0.4% Charge 2.0% Charge Tax Rate for Aircraft 36.4% Charge (56.8%) Income Tax Rate for Engine/Parts (0.3%) Income FY 2008 2.5% Charge Blended Tax Rate YTD 2009 Note: The tax income in 2008 resulted because the most significant portion of the charges relating to airline defaults and inventory impairments occurred in the higher tax rate jurisdictions, and the most significant portion of pre-tax earnings occurred in the lower tax rate jurisdictions.

 Total Assets and Number of Aircraft/Engines ($ Million) Number of Aircraft Owned, On Order, Managed, Contracted, on LOI (units) 314 304 Number of Engines Owned, Contracted, on LOI (units) 74 85 3Q 2008 3Q 2009 22% increase over 3Q 2008 Decrease in units largely driven by sales of older aircraft and expiration of 5 options for forward order aircraft Total Assets Owned and on Balance Sheet 5,270 6,418 0 2,000 4,000 6,000 8,000

Purchases of Aviation Assets 41 27 Number of Aircraft Purchases (Units) 1,789 1,070 Aircraft Related 43 39 Engines/Airframes 1,832 1,109 Total Purchases Total 2009 Commitments YTD 2009 ($ Million)

 Portfolio Management Metrics Owned Aircraft 46*** 65 New Leases for Used Aircraft Average Term (Months) YTD 2009 FY 2008 Lease Portfolio 98.0% 97.7% Utilization Rate 14.8% 16.9% Portfolio Yield* 135** 124 New Leases for New Aircraft * Lease revenue divided by average book value of flight equipment ** Reflects 11 lease agreements and 21 LOIs for new aircraft leases signed during 1Q, 2Q and 3Q 2009 *** Reflects 4 lease agreements and 6 LOIs for used aircraft leases signed during 1Q, 2Q and 3Q 2009

Cash $119 Operating Cash Flow for 3Q 2009 $324 Total Cash Balance at Sept. 30, 2009 (Incl. Restricted Cash) $203 Cash and Cash Equivalents at Sept. 30, 2009 3Q 2009 ($ million)

 Debt and Equity ($ Million) 4.3% 1,151 3.1 to 1** 3,603 3Q 2008 3Q 2009 2.6% 1,335 3.4 to 1** Average Cost of Debt in Third Quarter* Equity Debt / Equity Ratio 4,593 Total Debt * Interest expense divided by average debt balance, excluding mark-to-market on interest rate caps ** Debt/Equity ratio is 2.9 to 1 for 3Q 2008 and 3.2 to 1 for 3Q 2009 if subordinated debt of $63 million received from JV partner is treated as equity

2009 Financial Outlook (AerCap Stand-Alone)

The financial markets and access to capital remain uncertain and volatile. As a result, AerCap's 2009 financial outlook is less certain than in years past, particularly given the stresses imposed by the global economic climate on the financial conditions of many of our business partners, competitors and contract counterparties. Notwithstanding the foregoing, set forth below are the anticipated drivers for AerCap's 2009 financial performance, which are subject to change, in light of the highly fluid market conditions.

- **Purchases of aviation assets in all of 2009 expected to be ~$1.8 billion**
- **2009 basic lease revenue expected to increase ~11% over 2008 and net spread expected to increase ~25%**
- **2009 sales revenue expected to be ~$240 million; Two of the six sales of forward order A320 aircraft (to be recorded as Other Revenue) originally expected in 4Q 2009 now expected to occur in 1Q 2010**
- **2009 average cost of debt expected to be ~3%**
- **2009 blended tax rate expected to be ~3%**
- **2009 ROE expected to be ~15%, due mostly to lower gain from sales and the impact of airline defaults**

23

AERCAP Aviation Solutions

2010 Financial Outlook (Combined Company)

The financial markets and access to capital remain uncertain and volatile. As a result, the 2010 financial outlook is less certain than in years past, particularly given the stresses imposed by the global economic climate on the financial conditions of many of our business partners, competitors and contract counterparties. Notwithstanding the foregoing, set forth below are the anticipated drivers for the 2010 financial performance, which are subject to change, in light of the highly fluid market conditions.

- **Purchases of aviation assets in all of 2010 expected to be ~$2.5 billion**
- **2010 lease revenue including maintenance revenue expected to be ~$1.0 - $1.1 billion**
- **2010 sales revenue expected to be ~$0.5 billion (AeroTurbine plus the sale of three forward order A330 aircraft and the possible sales of older aircraft); Two of the six sales of forward order A320 aircraft originally expected in 4Q 2009 now expected to occur in 1Q 2010 (Other Revenue)**
- **2010 SG&A cost savings from amalgamation expected to be ~$8 million (partial year)**
- **2010 average cost of debt expected to be ~5%**
- **2010 blended tax rate expected to be ~8-10%**

AERCAP Aviation Solutions

24

Appendix

High Quality and Well Diversified Portfolio 82% narrowbody – “Work Horses” of industry High share of liquid / remarket-able aircraft Average age of owned aircraft fleet 6.2 years 85 engines in portfolio, as of September 30, 2009, incl. 1 on order and 2 under purchase LOI CFM56 engines, one of the most widely used engines in the commercial aviation industry, represented 61% of our engine portfolio Aircraft Portfolio as of September 30, 2009 304 13 67 53 100.0% 171 4 0 0 0 0.2% 4 MD-83 3 0 0 1 0.1% 2 MD-82 2 0 0 1 0.7% 1 MD 11 Freighter 6 0 0 2 2.5% 4 Boeing 767 14 0 0 3 3.1% 11 Boeing 757 25 6 0 0 13.4% 19 Boeing 737 (NG) 43 0 0 29 2.6% 14 Boeing 737 (Classics) 35 0 25 0 14.0% 10 Airbus A330 20 0 3 1 10.0% 16 Airbus A321 121 5 29 16 40.9% 71 Airbus A320 30 2 10 0 11.9% 18 Airbus A319 1 0 0 0 0.6% 1 Airbus A300 Freighter Total Aircraft Aircraft under Purchase Contract or LOI Aircraft on Order Number of Managed Aircraft % Net Book Value Number of Owned Aircraft

Aircraft Portfolio Valuation ($ Billion) 13% 13% 13% 13% Difference/ Appraisers Value 7.14 6.31 Total Aircraft Assets 0.17 0.15 B737 Classics and All Others (~2.0% of Portfolio) 6.79 0.18 6.00 0.16 A320 Family, A330s, & B737NGs (~95% of Portfolio; ...only ~11% > 8 Years of Age) B757s, B767s, A300s (~3.0% of Portfolio) External Appraisers Carrying Value or Price Paid Note: - Based on data provided by external appraisers (Ascend, BK Associates and AISI) - Includes AerCap’s currently owned aircraft plus forward orders (discounted to present) - Based on information as of September 30, 2009 - Excluding JV partner’s share